16005118

UNITED STATES
SECURITIES AND EXCHANGE COMMI
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
OCT 31 2016
Washington, DC 20549

No Act
PE 9/30/16

October 31, 2016

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public Availability: 10-31-16

Amy C. Seidel
Faegre Baker Daniels LLP
amy.seidel@faegrebd.com

Re: Hormel Foods Corporation
Incoming letter dated September 30, 2016

Dear Ms. Seidel:

This is in response to your letter dated September 30, 2016 concerning the shareholder proposal submitted to Hormel by the Calvert VP S&P 500 Index Portfolio. We also have received a letter on the proponent's behalf dated October 27, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

October 31, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hormel Foods Corporation
Incoming letter dated September 30, 2016

The proposal asks the board to amend the company's governing documents to provide that all nonbinding matters presented by shareholders shall be decided by a simple majority of the votes cast for and against an item.

We are unable to concur in your view that Hormel may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Hormel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

PAUL M. NEUHAUSER
ATTORNEY AT LAW
(Admitted New York and Iowa)
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 **Email: pmneuhauser@aol.com**

VIA ELECTRONIC DELIVERY TO: <ShareholderProposals@sec.gov>
<Amy.Seidel@FaegreBD.com>
<bh@newground.net>

October 27, 2016

US Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Attn: Matt McNair, Division of Corporation Finance

Re: Response to Hormel Foods Corporation No-Action Request Regarding Shareholder Proposal on Vote-Counting Procedures Proponent: Calvert VP S&P 500 Index Portfolio

Dear Sir / Madam:

I have been asked by Investor Voice, SPC, acting on behalf of the Calvert VP S&P 500 Index Portfolio (hereinafter referred to as the "Proponent"), to respond to a September 30, 2016 no-action request submitted by Faegre Baker Daniels LLP on behalf of Hormel Foods Corporation (hereinafter referred to as "Hormel" or the "Company"). In this no-action request, Hormel contends that the Proponent's shareholder proposal may be excluded from the Company's year 2017 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent on behalf of the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Hormel's year 2017 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponent's shareholder proposal asks (with certain limited exceptions) that the Company "provide that all non-binding matters presented by shareholders shall be decided by a simple majority of the votes cast FOR and AGAINST an item".

RULE 14a-8(i)(7)

We find the Company's argument to be extraordinary. As noted by the Company on lines 5 and 6 of its "Analysis", the Commission, in Release 34-40018 (May 21, 1998), stated that the ordinary business exclusion of Rule 14a-8(i)(7) applies to "core matters involving the company's business and operations".

We submit that voting by shareholders at the Hormel's annual meeting in no way "involve[s] the company's business and operations". The business and operations of the Company are described on the "Company Profile" portion of the Company's web site as follows:

> Based in Austin, Minn., Hormel Foods Corporation is a multinational manufacturer and marketer of high-quality, brand-name food and meat products for consumers throughout the world. We offer a wide variety of products including hams, bacon, sausages, franks, stews, chili, hash, pepperoni, party trays, shelf-stable microwaveable entrees and salsas.

In short, the setting of the requisite vote to pass a matter at the annual shareholder meeting is a matter of corporate governance, not a matter of the registrant's ordinary business. See, e.g., *First Energy Corporation* (March 10, 2015) and *Netflix, Inc.* (February 29, 2016) ("simple majority vote" proposals). In each case Staff rejected the company's argument that a proposal on voting standards was a matter of ordinary business.

Finally, even if a 14a-8(i)(7) analysis were to be applied to the Proponent's shareholder proposal, it would not be excludable. The Company argues that the proposal seeks to micro-manage the Company. However, as noted in the Company's own letter (page 2, end of paragraph two of "Analysis"), the definition of micro-managing has been set by the Commission as a proposal that "probe[s] too deeply into matters of a complex nature" on which the shareholders would be unable "to make an informed judgment".

We submit that it is clear beyond cavil that none of the requisite elements of (i) probing "too deeply into"; (ii) "matters of a complex nature" on which; (iii) shareholders would be unable "to make an informed judgment" are applicable to a proposal that constitutes a request by the shareholders to set for themselves the voting standard to be used in voting by them on advisory resolutions at the annual meeting.

For the foregoing reasons the Proponent's shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7).

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company's no-action letter request.

We are available to further clarify anything presented herein, and would appreciate your telephoning the undersigned (through Friday) at 207-596-6056 (or, beginning November 4th, at 941-349-6164) should questions or a need for additional information arise. Faxes may be received at the same numbers; mail and email addresses appear on the letterhead.

As always, we thank the Staff for its time, diligence, and careful handling of these important aspects of the shareholder engagement process.

Very truly yours,

Paul M. Neuhauser

cc: Amy Seidel, Faegre Baker Daniels LLP
Bruce Herbert, Investor Voice, SPC

FaegreBD.com

FAEGRE BAKER DANIELS

USA • UK • CHINA

Amy C. Seidel
amy.seidel@FaegreBD.com
Direct +1 612 766 7769

Faegre Baker Daniels LLP
2200 Wells Fargo Center 90 South Seventh Street
Minneapolis Minnesota 55402-3901
Phone +1 612 766 7000
Fax +1 612 766 1600

September 30, 2016

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

BY E-MAIL

Re: Hormel Foods Corporation – Notice of Intent to Exclude from Proxy Materials Stockholder Proposal of Investor Voice

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Hormel Foods Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2017 Annual Meeting of Stockholders scheduled for January 31, 2017 (the "2017 Proxy Materials"), a stockholder proposal (the "Proposal") from Investor Voice, SPC, on behalf of Calvert VP S&P 500 Index Portfolio (the "Proponent"). The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if the Company excludes the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (Nov. 7, 2008), we have submitted this letter and its attachments to the Commission via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2017 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

The Company intends to file its 2017 Proxy Materials on or about December 21, 2016.

The Proposal

The Company received the Proposal on August 18, 2016. A full copy of the Proposal is attached hereto as Exhibit A. The Proposal's resolution reads as follows:

> **RESOLVED**: Hormel shareholders ask that the Board take or initiate steps to amend Company governing documents to provide that all non-binding matters presented by shareholders shall be decided by a simple majority of the votes cast FOR and AGAINST an item. This policy shall apply to all such matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

Further correspondence between the Company and the Proponent and the Proponent's representative is attached hereto as Exhibit B.

Basis for Exclusion

We hereby respectfully request the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business.

Analysis

Rule 14a-8(i)(7) permits a company to omit a stockholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business" operations. According to the Commission, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word; rather, the Commission understands "ordinary business" as being "rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *Exchange Act Release No. 34-40018* (May 21, 1998). More specifically, the "ordinary business" exception is designed "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual stockholders meeting." *Id.*

In defining the boundaries of Rule 14a-8(i)(7), the Commission has explained that the exclusion rests on two central considerations: first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct stockholder oversight"; and second, the degree to which the proposal attempts to "micro-manage" a company "by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing *Exchange Act Release No. 34-12999* (Nov. 22, 1976)).

The Proposal Seeks to Micro-manage the Company.

The Proposal seeks to apply a "For" or "Against" voting policy for all *non-binding* matters presented by stockholders. By definition, a non-binding stockholder vote is not binding on the Company, but rather is intended to provide stockholders' advice to the Company. Accordingly, it should be the decision of the Company to determine how it will interpret the votes conveying that advice.

For the Proposal to prescribe the voting standard on an advisory vote denies the management of the Company the opportunity to structure the voting standard to provide the best advice to the management depending on the nature of the proposal. For example, Proponent's supporting statement focuses on the Company's use of a different standard for management's non-binding Say-on-Pay vote than it uses for non-binding stockholder proposals. However, the two types of proposals are very different. The Say-on-Pay vote encompasses many aspects of the Company's executive compensation program and decisions. In that regard, an "Against" vote means that stockholders have a concern about some aspect of the Company's executive compensation. On the other hand, in the case of a stockholder proposal, which presumably relates to a single issue (if it did not, it should properly be divided into multiple proposals), an "Against" vote means that the stockholder disagrees with the specific issue set forth in the proposal.

In the case of a non-binding vote, management should have the flexibility to determine how the voting results will be interpreted by the Company. The Company clearly communicates the standards it selects to its stockholders in its proxy statement, so stockholders may select an option that accurately reflects the message they want to communicate to the Company. For example, a stockholder who selects "Abstain" may be sending a different message, even knowing that it has the same effect, as a vote "Against" a matter. For stockholders who want to provide input on an issue to the Company that is more nuanced than can be reflected in a "For," "Against," or "Abstain" vote, stockholders are advised in the Company's proxy statement of the method for communicating with the Company's Board of Directors, which would enable them to explain exactly what they meant by their advisory vote. The SEC proxy disclosure rules requiring an explanation of how abstentions will be counted in each vote ensure that the effect of the various voting alternatives will be clear to stockholders.

The Proposal Does Not Address a Significant Policy Issue that Transcends the Company's Day-to-day Business.

Exchange Act Release No. 34-40018 (May 21, 1998) provides that a stockholder proposal may not be excluded pursuant to Rule 14a-8(i)(7), despite its interference with the ordinary business matters of a company, when the proposal raises "significant social policy issues" that "transcend the day-to-day business matters" of a company. There is no "bright-line" test to determine whether a significant policy issue is involved in a stockholder proposal, but instead must be examined on a case-by-case basis. This Proposal does not address a significant policy issue.

Though ensuring a strong stockholder franchise may be a significant social policy issue, this Proposal relates solely to "all non-binding matters presented by shareholders," which, by nature, are intended to convey advisory stockholder input to the Company.

Additionally, although the language of the resolution appears to focus on the structure of stockholder voting, the supporting statement makes it clear that the underlying concern driving the Proposal is the way in which the voting information is communicated between stockholders and the Company. The Proponent notes that voting at annual meetings "offers the sole opportunity for most shareholders to *communicate* with Board and management" (emphasis added). Also, the Proponent uses the following language to describe its concerns with the Company's current voting structure: "distort," "concealed," "ignores," "weakens [stockholders'] ability to 'send a message,'" "impede this interaction," "announced" "reported," and "construed." The consistent and repeated choice of this language in the supporting statement emphasizes that the Proponent's concern rests in the stockholders'

communication with the Company on certain advisory matters. The Company's communication with stockholders in its proxy process is a matter of ordinary business and is not a significant social policy issue, and the Staff has repeatedly allowed the exclusion of proposals that attempt to influence procedures at annual meetings or stockholder relations as relating to a company's ordinary business. *See, Bank of America Corp.* (Feb. 16, 2006) (concurring in the exclusion of a proposal requesting that all shareholders be entitled to attend and speak at all annual meetings); *Commonwealth Energy Corp.* (Nov. 15, 2002) (allowing a proposal dictating meeting procedure to be excluded "as relating to [the company's] ordinary business operations (i.e. shareholder relations and the conduct of annual meetings"); *Mattel, Inc.* (Jan. 14, 2014) (excluding as ordinary business a request that the chairman "answer with accuracy" shareholders' questions at the annual meeting). Similarly, the Company's explanation of how it will evaluate the advisory input from stockholders on non-binding proposals relates to the Company's ordinary business.

Because the Proposal micro-manages the Company and does not address a significant social policy issue, the Company should be allowed to omit the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the Staff's final position.

Please feel free to call me at (612) 766-7769 if I can be of any further assistance in this matter.

Thank you for your consideration.

Best Regards,
FAEGRE BAKER DANIELS LLP

Amy C. Seidel
Partner

cc: Brian D. Johnson
Vice President and Corporate Secretary
Hormel Foods Corporation

Bruce T. Herbert
Chief Executive
Investor Voice, SPC
10033 – 12th Avenue NW
Seattle, Washington 98177
team@investorvoice.net

US.108077131.04

Exhibit A

RECEIVED
AUG 1 8 2016

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

IMPORTANT FAX FOR:

Brian D. Johnson
Vice President and Corporate Secretary
Hormel Foods Corporation
Fax: 507-437-5135
Tel: 507-437-5944 (legal dept.)

From:

Bruce T. Herbert
Tel: 206-522-1944

Date: 8/18/16 **4 page(s), including cover**

Memo:

Re: Filing of Shareholder Proposal on Vote-Counting
Calvert VP S&P 500 Index Portfolio, Proponent

Please see the attached materials regarding the submission of a shareholder resolution for inclusion in the proxy for the 2017 annual shareholders meeting.

Thank you.

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

VIA FACSIMILE TO: (507) 437-5135
VIA ELECTRONIC DELIVERY TO: BJohnson@hormel.com

August 18, 2016

Brian D. Johnson
Vice President and Corporate Secretary
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680

Re: Shareholder Proposal in Regard to Vote-Counting
Calvert VP S&P 500 Index Portfolio, Proponent

Dear Mr. Johnson:

On behalf of clients, Investor Voice reviews and comments on the financial, social, and governance implications of the policies and practices of companies they own – recognizing that appropriate attention to these matters enhances profitability and long-term shareholder value.

We observe that there are a number of vote-counting formulas in use in the Hormel proxy, including:

(a) A plurality vote for Directors;

(b) A formula that counts abstentions as if they were votes cast against shareholder-sponsored items;

(c) A simple-majority formula that omits abstentions from management's Say-on-Pay proposal; and

(d) Language that reserves the right to count broker non-votes on routine items, such as the ratification of auditor.

We feel this lack of consistency is confusing, disadvantages shareholders, and is out of step with good governance best practice – in fact, only 11 companies of more than 1,000 examined match the inconsistent vote-counting policies that Hormel applies.

We would like to see the Company's voting practices reformed to employ a simple majority of votes cast FOR and AGAINST all non-binding items that are presented by shareholders.

Therefore, we are authorized on behalf of the Calvert VP S&P 500 Index Portfolio, the Proponent, to present the enclosed Proposal that the Proponent submits for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules

and regulations of the Securities Exchange Act of 1934. Please note that Investor Voice is also authorized, when circumstances warrant, to withdraw the Proposal on behalf of the Proponent. We request that the proxy statement indicate that Investor Voice is the representative of the Proponent for this Proposal.

The Calvert VP S&P 500 Index Portfolio, the Proponent, is the beneficial owner of 2,506 shares of common stock entitled to be voted at the next stockholders meeting, which have been continuously held since July 31, 2015. Supporting documentation will be delivered under separate cover.

In accordance with SEC Rules, the Proponent acknowledges its responsibility under Rule 14a-8(b)(1), and Investor Voice is authorized to state – and does hereby affirmatively state – that the Calvert VP S&P 500 Index Portfolio intends to continue to hold a requisite quantity of shares in Company stock through the date of the next annual meeting of stockholders. If required, a representative of the Proponent will attend the meeting to move the Proposal.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope that a productive dialogue will lead to Hormel taking steps which enable the Proposal to be withdrawn.

Toward that end, you may contact Investor Voice via the address or phone noted above, as well as by the following e-mail address:

team@investorvoice.net

For purposes of clarity and consistency of communication, we ask that you commence all e-mail subject lines with your ticker symbol "HRL." (including the period), and we will do the same.

Thank you – we look forward to a discussion of this important governance topic; and all the best for an enjoyable remainder of your summer.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary

cc: Stu Dalheim, Vice President, Proxy and Shareholder Engagement, Calvert Variable Products, Inc.
enc: Shareholder Proposal on Vote-Counting

Hormel Foods Corporation (ticker: HRL) | Simple-Majority Vote Counting | 2017 Final
(text-box for identification purposes only, not intended for publication)

RESOLVED: Hormel shareholders ask that the Board take or initiate steps to amend Company governing documents to provide that all non-binding matters presented by shareholders shall be decided by a simple majority of the votes cast FOR and AGAINST an item. This policy shall apply to all such matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

WHEREAS: A democratic "simple-majority" formula includes votes cast FOR and AGAINST and ignores abstentions. The Hormel proxy, however, uses the following multiple vote-counting formulas:

1. A plurality Director vote;
2. A formula that counts abstentions as if they were votes cast against shareholder-sponsored items;
3. A simple-majority formula that omits abstentions from management's Say-on-Pay proposal;
4. Language that reserves the right to count broker non-votes on certain items.

Hormel's policies are inconsistent, biased, and disadvantage shareholders. They:

- **Ignore Voter Intent**
  Abstentions are artificially construed as if they were votes cast against every shareholder item, yet they are omitted from the count on management's Director nominees or Say-on-Pay resolution. This is inconsistent. It ignores an abstaining voter's intent and weakens their ability to "send a message" because the Company uses formulas that advantage management and handicap shareholders.

- **Depress Shareholder Votes**
  When abstentions are unilaterally counted as if against, it takes more FOR votes to overcome the bias. This skews the vote. It creates a *concealed super-majority requirement* for shareholder items.

- **Distort Communication**
  Voting at annual meetings offers the sole opportunity for most shareholders to communicate with Board and management. Hormel policies impede this interaction. Once votes are announced, these skewed outcomes are reported in the media and are stamped on shareholders' minds. For the public record, these results are made permanent.

Three Considerations:

- Hormel is out of step with best governance practices. It is one of only 11 companies (of more than 1,000 examined) that count abstentions against shareholder items yet omit them from management's Say-on-Pay resolution.
- About half of U.S. corporations rely on simple-majority voting for counting shareholder proposals.
- Companies often protest that all items are treated "identically" or "equally." At Hormel, this claim would be misleading; Hormel's formula on both Director elections and Say-on-Pay omits abstentions.

Views on Simple-Majority Vote Counting:

- **U.S. Securities and Exchange Commission**
  "Only votes FOR and AGAINST a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions ... are not included in this calculation." (Staff Legal Bulletin No. 14)
- **Institutional Shareholder Services (ISS)**
  "...a simple majority of voting shares should be all that is necessary to effect change regarding a company and its governance provisions."
- **The Council of Institutional Investors**
  "...abstentions should be counted only for purposes of a quorum." (Governance Policy 3.7)

THEREFORE: Support fairness and good governance at Hormel: Vote FOR simple-majority vote counting.

~ ~ ~

Exhibit B

Falck, Dorothy J.

From: Investor Voice Team <team@investorvoice.net>
To: "bdjohnson@hormel.com" <bdjohnson@hormel.com>
Cc: Investor Voice Team <team@investorvoice.net>
Date: 09/10/2016 02:31 AM
Subject:Re: HRL. Shareholder Proposal Deficiency Notice

Seattle | Fri 9/9/2016

Thank you very much for the confirmation – I hope you have a good weekend.

All the best, . . . Bruce

A leading Social Purpose Corporation and
the Nation's 1st Shareholder Engagement Service

Bruce T. Herbert, AIF | Chief Executive & Accredited Investment Fiduciary
Investor Voice | 10033 - 12th Ave NW ◦ Seattle, WA 98177
www.investorvoice.net ◦ team@investorvoice.net ◦ (206) 522-3055

-----Original Message-----
From: bdjohnson@hormel.com [mailto:bdjohnson@hormel.com]
Sent: Friday, September 9, 2016 6:17 AM
To: Investor Voice Team
Subject: Re: HRL. Shareholder Proposal Deficiency Notice

Mr. Herbert, I've received your letter and agree it fulfills our request for verification of the requisite ownership of Company stock. Thank you.

Brian D. Johnson, Vice President and Corporate Secretary Hormel Foods Corporation Mail: 1 Hormel Place, Austin, MN 55912
Phone: 507-437-5457 Fax: 507-437-5135 E-mail: bdjohnson@hormel.com

From: Investor Voice Team <team@investorvoice.net>
To: "bdjohnson@hormel.com" <bdjohnson@hormel.com>
Cc: Investor Voice Team <team@investorvoice.net>
Date: 09/08/2016 03:52 PM
Subject: Re: HRL. Shareholder Proposal Deficiency Notice

Seattle | Thu 9/8/2016

Dear Mr. Johnson,

Attached as a PDF please find a Letter of Verification for Calvert's share ownership. I believe this fulfils your 8/30/2016 request in full; please let me know if you feel otherwise.

We would appreciate acknowledgement of receipt of these materials. Thank you.

Sincerely, Bruce (Herbert)

Celebrating our 23nd year : America's 1st Social Purpose Corporation and the Nation's 3rd investment advisor to focus exclusively on SRI/ESG* impact.

Bruce T. Herbert, AIF | Chief Executive & Accredited Investment Fiduciary
Newground Social Investment | 10033 - 12th Ave NW ◦ Seattle, WA 98177
www.newground.net ◦ team@newground.net ◦ (206) 522-1944

---

* SRI = Sustainable, Responsible, Impact investment
* ESG = Environment, Social, and Governance factors

From: Investor Voice Team
Sent: Tuesday, August 30, 2016 9:47 PM
To: bdjohnson@hormel.com
Cc: Investor Voice Team
Subject: Re: HRL. Shareholder Proposal Deficiency Notice

Seattle | Tue 8/30/2016

Dear Mr. Johnson,

Thank you for writing – I wanted to acknowledge receipt of your materials.

Apologies: we thought the Letter of Verification would be ready long before now, and had intended to save you the trouble of ginning up a Deficiency Notice.

Sincerely, . . . Bruce (Herbert)

A leading Social Purpose Corporation and
the Nation's 1st Shareholder Engagement Service

Bruce T. Herbert, AIF | Chief Executive & Accredited Investment Fiduciary
Investor Voice | 10033 - 12th Ave NW ◦ Seattle, WA 98177
www.investorvoice.net ◦ team@investorvoice.net ◦ (206) 522-3055

-----Original Message-----
From: bdjohnson@hormel.com [mailto:bdjohnson@hormel.com]
Sent: Tuesday, August 30, 2016 1:48 PM
To: Investor Voice Team
Subject: HRL. Shareholder Proposal Deficiency Notice

Please see the attached letter and additional attachments. Thank you.

(See attached file: Sh Proposal Deficiency Notice (Investors Voice 2017).pdf)

Brian D. Johnson, Vice President and Corporate Secretary Hormel Foods Corporation Mail: 1 Hormel Place, Austin, MN 55912
Phone: 507-437-5457 Fax: 507-437-5135 E-mail: bdjohnson@hormel.com(See attached file: HRL_2017_Verification-Letter_2016.0906.pdf)

Brian D. Johnson
Vice President and
Corporate Secretary

Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680
Tel. (507)437-5457
Fax (507)437-5135
Email bdjohnson@hormel.com

VIA: E-mail

August 30, 2016

Mr. Bruce T. Herbert
Chief Executive
Investor Voice, SPC
10033 – 12th Ave. NW
Seattle, WA 98177

Dear Mr. Herbert:

We received the stockholder proposal dated August 18, 2016 that you submitted to Hormel Foods Corporation (the "Company") on behalf of Calvert VP S&P 500 Index Portfolio ("Calvert") on August 18, 2016. The proposal contains certain procedural deficiencies, which the Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b)(I) of the Securities Exchange Act of 1934, as amended, requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, each shareholder proponent must, among other things, have continuously held at least $2,000 in market value of the Company's common stock, or 1%, of the Company's securities entitled to vote on the proposal, at the meeting for at least one year by the date you submit the proposal. The Company's stock records do not indicate that Calvert is currently a registered holder of any shares of the Company's common stock, and you have not provided proof of ownership.

Accordingly, you must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time you submitted the proposal (August 18, 2016), Calvert had continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least the one year period prior to and including August 18, 2016. Rule 14a-8(b) requires that a proponent of a proposal must prove eligibility as a shareholder of the company by submitting either:

- A written statement from the "record" holder of the securities verifying that at the time the proponent submitted the proposal, the proponent had continuously held the requisite amount of securities for at least one year; or

- A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

To help shareholders comply with the requirements when submitting proof of ownership to companies, the SEC's Division of Corporation Finance published Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, and Staff Legal Bulletin No. 14G ("SLB 14G"), dated October 16, 2012, copies of which are attached for your reference. SLB 14F and SLB 14G provide that for securities held through the Depository Trust Company ("DTC"), only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. You can confirm whether Calvert's broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at: http://www.dtcc.com/client-center/dtc-directories#/. If Calvert holds shares through a bank or broker that

is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank or broker holds the shares. You should be able to find out the name of the DTC participant by asking Calvert's broker or bank. If the DTC participant that holds Calvert's shares knows your broker or bank's holdings, but does not know Calvert's holdings, you may satisfy the proof of ownership requirements by submitting two proof of ownership statements—one from Calvert's broker or bank confirming Calvert's ownership and the other from the DTC participant confirming the bank or broker's ownership. Please review SLB 14F carefully before submitting proof of ownership to ensure that it is compliant.

In order to meet the eligibility requirements for submitting a shareholder proposal, the SEC rules require that the documentation be postmarked or transmitted electronically to us no later than **14 calendar days** from the date you receive this letter. Please address any response to me at the mailing address, email address or fax number as provided above. A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is also enclosed for your reference.

If you have any questions, please call me.

Sincerely,

HORMEL FOODS CORPORATION

Brian D. Johnson

Brian D. Johnson
Vice President and Corporate Secretary

Enclosures

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the

company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy

all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the

company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. **Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on

DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on

the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act

on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3

If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by

the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Regulation 14A

Regulation 14A Rule 14a-8

http://www.rbsourcefilings.com/document/read/R19-IDANDNQ-R19-IDA0JPQ

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to* Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to* Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

www.statestreet.com

STATE STREET.

September 6, 2016

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of September 2, 2016 the Calvert Fund listed below held the indicated amount of shares of the stock Hormel Foods Corp. (Cusip 440452100). Also the fund held the amount of shares indicated continuously since 7/31/2015.

Fund	Fund Name	CUSIP Num	Security Name	Shares/Par Value 9/2/2016	Shares held since 7/31/2015
D894	Calvert VP S&P 500 Index Portfolio	440452100	Hormel Foods Corp.	5,342	2,506

Please feel free to contact me if you need any further information.

Sincerely,

Brian McAnern
Assistant Vice President
State Street Bank and Trust Company

Limited Access